Filed Pursuant to Rule 424(b)5

File Number 333-142342

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 25, 2007)

$600,000,000

The Estée Lauder Companies Inc.

$300,000,000 5.550% Senior Notes due 2017

$300,000,000 6.000% Senior Notes due 2037

The 2017 senior notes, or 2017 Notes,  will bear interest at the rate of 5.550% per year, and the 2037 senior notes, or 2037 Notes, will bear interest at the rate of 6.000% per year. Interest on the notes is payable on May 15 and November 15, beginning on November 15, 2007. The 2017 Notes will mature on May 15, 2017 and the 2037 Notes will mature on May 15, 2037. We may redeem some or all of the notes at any time at a price based on a formula set forth in this prospectus supplement. The redemption prices are discussed under the caption “Description of the Senior Notes—Optional Redemption.”

The 2017 Notes and the 2037 Notes, or together the notes, will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2017 Note	Total	Per 2037 Note	Total
Public Offering Price	99.845%	$299,535,000	98.722%	$296,166,000
Underwriting Discount	0.650%	$1,950,000	0.875%	$2,625,000
Proceeds to The Estée Lauder Companies Inc. (before expenses)	99.195%	$297,585,000	97.847%	$293,541,000

Interest on the notes will accrue from May 1, 2007 to the date of delivery.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including Clearstream and Euroclear, on or about May 1, 2007.

Joint Book-Running Managers

Citi	JPMorgan

Co-Managers

BNP PARIBAS

Goldman, Sachs & Co.	HSBC
Lazard Capital Markets	RBS Greenwich Capital

April 26, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Table of Contents

Prospectus Supplement

Prospectus

About This Prospectus	1
Where You Can Find More Information	1
Incorporation by Reference	1
Forward-Looking Information	2
The Company	4
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Securities	5
Legal Matters	11
Experts	11

S-i

INFORMATION ABOUT this PROSPECTUS SUPPLEMENT

This prospectus supplement is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus supplement and the accompanying prospectus. As allowed by the SEC rules, this prospectus supplement does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus supplement and the accompanying prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus supplement is considered a part of this prospectus supplement and may add, update or change information contained in this prospectus supplement. Any information in such subsequent filings that is inconsistent with this prospectus supplement will supersede the information in the accompanying prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

Unless otherwise indicated, references to “we,” “us,” “our,” “the Company” and “our company” are to The Estée Lauder Companies Inc. and its subsidiaries.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our filings with the SEC are also available in the “Investors” section of our website on the Internet at www.elcompanies.com. However, except for our filings with the SEC that are incorporated by reference into this prospectus, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)):

•       Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006;

•       Our Quarterly Reports on Form 10-Q and Form 10-Q/A for the fiscal quarters ended September 30, 2006 and December 31, 2006;

•       Our Current Reports on Form 8-K filed on March 6, 2007, October 27, 2006, October 25, 2006, September 25, 2006, September 22, 2006, September 12, 2006, August 16, 2006 and July 14, 2006; and

•       Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Investor Relations Department, The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York, 10153, Telephone No. (800) 308-2334.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this prospectus supplement and the documents we incorporate by reference in this prospectus supplement and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases “will likely result,” “expect,” “believe,” “planned,” “may,” “should,” “could,” “anticipate,” “estimate,” “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1)                increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2)                our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our core brands, including gift with purchase, and in our fragrance business;

(3)                consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers;

(4)                destocking by retailers;

(5)                the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6)                shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7)                social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8)                changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9)                foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10)         changes in global or local conditions, including those due to natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers or suppliers, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11)         shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the upcoming implementation of SAP as part of our strategic modernization initiative at our Aveda manufacturing facility;

(12)         real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13)         changes in product mix to products which are less profitable;

(14)         our ability to acquire, develop or implement new information and distribution technologies, including those related to our strategic modernization initiative, on a timely basis and within our cost estimates;

(15)         our ability to capitalize on opportunities for improved efficiency, such as publicly-announced cost-savings initiatives and the success of Stila under new ownership, and to integrate acquired businesses and realize value therefrom;

(16)         consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17)         the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18)         additional factors as described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

We assume no responsibility to update forward-looking statements made herein or otherwise.

SUMMARY

This summary highlights certain information concerning our business and this offering. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto in the accompanying prospectus and the documents incorporated by reference therein. You should carefully read this entire offering circular and should consider, among other things, the matters set forth in “Risk Factors” before deciding to invest in the notes.

The Company

The Estée Lauder Companies Inc., founded in 1946 by Estée and Joseph Lauder, is one of the world’s leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 130 countries and territories under the following well-recognized brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M•A•C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, Rodan + Fields, American Beauty, Flirt!, Good Skin™ and Grassroots. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan, Michael Kors, Tom Ford, Sean John, Missoni and Daisy Fuentes brand names. Each brand is distinctly positioned within the market for beauty products.

We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our prestige products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 20,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and prestige salons and spas. In addition, our products are sold in freestanding company-owned stores and spas, our own and authorized retailer web sites, stores on cruise ships, television direct marketing, in-flight and duty-free shops and certain fragrances are sold in self-select outlets. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands.

We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are directors, executive officers and/or employees, beneficially own, directly or indirectly, as of March 31, 2007, shares of Class A Common Stock and Class B Common Stock having approximately 89.2% of the outstanding voting power of the Common Stock.

Recent Developments

On March 6, 2007, we entered into an “overnight share repurchase” agreement with Bank of America, N.A. to repurchase approximately $750 million of our outstanding shares of Class A Common Stock. The accelerated repurchase is part of our share repurchase program, which was last increased by 20 million shares on February 15, 2007. Under the agreement, we purchased, on March 8, 2007, 15,960,842 shares of our Class A Common Stock at a cost of approximately $750 million from Bank of America. It is expected that Bank of America will purchase an equivalent number of shares that it initially delivered to us over a period of the next several months. At the end of that period, we may receive from, or may be required to pay, Bank of America a settlement amount to be determined based on the volume weighted average price for the shares of Class A Common Stock during the period of Bank of America’s purchases. Such payments made by us may, at our option, be settled in shares of Class A Common Stock or cash. Our obligation to pay in respect of two thirds of the initial shares delivered is subject to a cap. All of the shares repurchased to date under the agreement were placed into treasury.

We funded the initial purchase price under the overnight share repurchase with cash on hand and proceeds from the issuance of approximately $700 million of commercial paper.

On March 6, 2007, we also entered into a new $400 million 364-day revolving credit facility to supplement our unused $600 million revolving credit facility.

On April 26, 2007, we entered into a new $750 million five-year revolving credit facility, which expires in 2012, with JPMorgan Chase Bank, N.A. as administrative agent and Citibank, N.A. and Bank of America, N.A. as syndication agents. This facility replaced our $600 million revolving credit facility, which was set to expire in 2010.

Summary Historical Consolidated Financial Data

The following information has been derived from our consolidated financial statements as of and for the six-month periods ended December 31, 2006 and 2005 and as of and for each of the years in the five-year period ended June 30, 2006. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus supplement by reference and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus supplement by reference. See “Incorporation by Reference.” The results of interim periods are not necessarily indicative of results that may be expected for the full year.

	Six Months Ended December 31,		Year Ended June 30,
	2006	2005	2006(a)	2005(b)	2004	2003(c)	2002(d)
	(Unaudited)
	(In millions, except per share data)
Statement of Earnings Data:
Net sales	$3,584.6	$3,281.0	$6,463.8	$6,280.0	$5,741.5	$5,049.8	$4,671.7
Gross profit	2,657.5	2,403.0	4,777.2	4,677.2	4,277.2	3,736.5	3,419.6
Operating income	432.3	355.8	619.6	726.8	648.9	508.8	345.2
Interest expense, net(e)	14.4	12.5	23.8	13.9	27.1	8.1	9.8
Earnings before income taxes, minority interest, discontinued operations and accounting change	417.9	343.3	595.8	712.9	621.8	500.7	335.4
Provision for income taxes	146.7	126.0	259.7	293.7	234.4	164.9	115.6
Minority interest, net of tax	(4.7)	(5.1)	(11.6)	(9.3)	(8.9)	(6.7)	(4.7)
Net earnings from continuing operations	266.5	212.2	324.5	409.9	378.5	329.1	215.1
Discontinued operations, net of tax(f)	0.2	(72.0)	(80.3)	(3.8)	(36.4)	(9.3)	(23.2)
Net earnings	266.7	140.2	244.2	406.1	342.1	319.8	191.9
Preferred stock dividends(e)	—	—	—	—	—	23.4	23.4
Net earnings attributable to common stock	266.7	140.2	244.2	406.1	342.1	296.4	168.5
Balance Sheet Data:
Working capital	$609.5	$670.9	$738.7	$804.9	$877.2	$791.3	$968.0
Total assets	4,041.9	3,701.0	3,784.1	3,885.8	3,708.1	3,349.9	3,416.5
Total debt(e)	629.2	651.2	521.5	714.7	535.3	291.4	410.5
Redeemable preferred stock(e)	—	—	—	—	—	360.0	360.0
Stockholders’ equity	1,615.5	1,487.6	1,622.3	1,692.8	1,733.5	1,423.6	1,461.9

(a)           Fiscal 2006 results included $93.0 million, after-tax, or $.43 per diluted share in special charges related to our cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the Internal Revenue Service regarding an examination of our consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately

$.21 per diluted common share. During the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the “AJCA”). In connection with the repatriation, we finalized computations of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to our initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(b)           In the fourth quarter of fiscal 2005, we announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in our fiscal year ended June 30, 2005, which included an incremental tax charge of approximately $28 million, equal to $.12 per diluted share.

(c)            Fiscal 2003 included a special charge related to the proposed settlement of a legal action of $13.5 million, after-tax, or $.06 per diluted common share.

(d)          Fiscal 2002 included a restructuring charge of $76.9 million (of which $0.6 million was included in discontinued operations), after tax, or $.32 per diluted common share, and a one-time charge of $20.6 million, or $.08 per diluted common share, attributable to the cumulative effect of adopting Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which is attributable to our former reporting unit that sold jane brand products and is included in discontinued operations.

(e)           During fiscal 2004, there was an increase of approximately $17.4 million in interest expense, net and a corresponding decrease in preferred stock dividends as a result of the adoption of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Additionally, in connection with this pronouncement, redeemable preferred stock was reclassified as a component of total debt subsequent to June 30, 2003 and all subsequent applicable periods.

(f)             In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. In February 2004, we sold the assets and operations of our former reporting unit that sold jane brand products.  As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for all periods presented has been restated for comparative purposes to reflect those reporting units as discontinued operations.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The sections entitled “Description of the Senior Notes” of this prospectus supplement and “Description of Securities” in the accompanying prospectus contain more detailed descriptions of the terms and conditions of the notes and the indenture governing the notes. In this subsection, “we,” “us” and “our” refer only to The Estée Lauder Companies Inc., and not to any of our subsidiaries.

Issuer	The Estée Lauder Companies Inc.
Notes Offered	$600,000,000 aggregate principal amount of notes, consisting of:
• $300,000,000 aggregate principal amount of 5.550% Senior Notes due 2017; and
• $300,000,000 aggregate principal amount of 6.000% Senior Notes due 2037.
Maturity Date	May 15, 2017 for the 5.550% Senior Notes
May 15, 2037 for the 6.000% Senior Notes
Interest Rate	We will pay interest on the Senior Notes due 2017 at an annual rate of 5.550%.
We will pay interest on the Senior Notes due 2037 at an annual rate of 6.000%.
Interest Payment Dates

We will make interest payments on the notes semi-annually in cash, in arrears, on May 15 and November 15 of each year commencing, November 15, 2007. Interest will accrue from the issue date of the notes.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with each other and our other unsecured and unsubordinated obligations. The notes will rank equally with all of our current and future unsecured indebtedness, except that the notes will be senior in right of payment to any subordinated indebtedness which states in its terms that it is subordinate to our senior debt securities.

Optional Redemption

The notes are redeemable, in whole or in part, at our option at any time at a redemption price equal to the Make-Whole Price. The “Make-Whole Price” means an amount equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) an amount equal to, as determined by an Independent Investment Banker, the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30 day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption. See “Description of the Senior Notes—Optional Redemption.”

Sinking Fund	None.
Certain Covenants	The indenture governing the notes will contain certain covenants that, among other things, limit our and our subsidiaries’ ability to:
• incur debt secured by liens;
• engage in sale/leaseback transactions;
• merge or consolidate with another entity; or
• sell or convey substantially all of our assets to another person.
See “Description of the Senior Notes—Certain Covenants” herein and “Description of Securities—Merger, Consolidation and Sale of Assets” in the accompanying prospectus.
Purchase of Notes Upon a Change of
Control Repurchase Event

If we experience a Change of Control (defined herein) and the notes are rated below Investment Grade (defined herein) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., we will offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date.  See “Description of the Senior Notes—Certain Covenants—Purchase of Notes Upon a Change of Control Repurchase Event.”

Form of Notes

The notes will be issued in book-entry form and will be represented by global certificates in denominations of $2,000 and integral multiples of $1,000, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company.

Further Issues

We may “reopen” any series of debt securities issued under the indenture governing the notes and issue additional securities of that series, provided that debt securities of the same series must all have the same terms, including interest rate, maturity and covenants.

Use of Proceeds

We intend to use the net proceeds of this offering to repay a portion of the commercial paper we issued to fund our overnight share repurchase and to pay transaction fees and expenses related to this offering. See “Use of Proceeds.”

No Public Market	We have not applied and do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.
Governing Law	New York.

For more information about the notes, see “Description of the Senior Notes.”

RISK FACTORS

Before you decide to invest in the notes, you should consider the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended June 30, 2006, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

A public trading market for the notes may not develop.

We have not applied and do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. As a result, a market for the notes may not develop or, if one does develop, it may not be sustained. If an active market for the notes fails to develop or cannot be sustained, the trading price and liquidity of the notes could be adversely affected.

The market price of the notes may be volatile.

The market price of the notes will depend on many factors that may vary over time and some of which are beyond our control, including:

•       our financial performance;

•       the amount of indebtedness we and our subsidiaries have outstanding;

•       market interest rates;

•       the market for similar securities;

•       competition; and

•       general economic conditions.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

An increase in interest rates could result in a decrease in the relative value of the notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase these notes and market interest rates increase, the market value of your notes may decline. We cannot predict the future level of market interest rates.

Ratings of each series of notes may not reflect all risks of an investment in the notes.

We expect that the notes will be rated by at least one nationally recognized statistical rating organization. The ratings of the notes will primarily reflect our financial strength and will change in accordance with the rating of our financial strength. Any rating is not a recommendation to purchase, sell, or hold the notes. These ratings do not correspond to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the indenture governing the notes or the notes from incurring additional indebtedness.

In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt, or take a number of other actions that are not limited by the terms of the indenture and the notes, including repaying indebtedness or repurchasing common stock or paying dividends, could have the effect of diminishing our ability to make payments on the notes when due.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

Our ability to make scheduled payments with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, are subject to prevailing economic conditions and to financial, business, and other factors beyond our control.

The notes will be unsecured and subordinated to our secured debt, which makes the claims of holders of secured debt senior to the claims of holders of the notes.

The notes will be unsecured. As of December 31, 2006, we did not have any significant secured debt outstanding. The holders of any secured debt that we may have may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that we may have also would have priority over unsecured creditors in the event of our liquidation. In the event of our bankruptcy, liquidation, or similar proceeding, the holders of secured debt that we may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to any secured debt that we may have.

The notes are effectively subordinated to the liabilities of our subsidiaries, which may reduce our ability to use the assets of our subsidiaries to make payments on the notes.

We conduct substantially all of our business through our subsidiaries and, as a result of this structure, our subsidiaries may be restricted by contractual provisions or applicable laws from providing us with the cash that we need to pay our debt service obligations, including payments on the notes. The notes are not guaranteed by our subsidiaries and therefore the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. In any bankruptcy, liquidation, or similar proceeding involving us or one of our subsidiaries, your claim as a holder of the notes will be effectively junior to the claims of the holders of any indebtedness or preferred stock of our subsidiaries. In the event of such bankruptcy, liquidation, or similar proceeding, our subsidiaries may not have sufficient assets to make payments to us, which may prevent us from making payments on the notes. As of December 31, 2006, our subsidiaries had approximately $47.2 million of outstanding indebtedness (excluding intercompany debt and liabilities).

USE OF PROCEEDS

We will receive approximately $590.2 million in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses.

We intend to use the net proceeds of this offering to repay a portion of the commercial paper that we issued to fund our overnight share repurchase and to pay transaction fees and expenses related to this offering.  Our outstanding commercial paper had a weighted average rate of interest of approximately 5.3% for the quarter ended March 31, 2007.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006, on an actual basis and as adjusted to give effect to:

•       the repurchase of approximately 16 million shares of our Class A Common Stock pursuant to the overnight share repurchase; and

•       the issuance of the notes and the application of proceeds therefrom to repay a portion of the commercial paper we issued to fund our overnight share repurchase.

This table should be read in conjunction with “Summary—Recent Developments,” “Use of Proceeds” and our unaudited consolidated financial statements and the related notes in our Quarterly Report on Form 10-Q for the period ended December 31, 2006 incorporated by reference herein.

	As of December 31, 2006
	Actual	As Adjusted
	(unaudited)
	(In millions)
Cash and cash equivalents	$251.8	$251.8
Debt:
Revolving credit facilities(1)	—	—
Commercial paper(2)	147.2	297.2
Existing notes	434.8	434.8
Notes offered hereby	—	600.0
Other debt	47.2	47.2
Total long-term debt obligations	629.2	1,379.2
Total stockholders’ equity	1,615.5	865.5
Total capitalization	$2,244.7	$2,244.7

(1)          As of December 31, 2006, we had a $600 million revolving facility expiring on May 27, 2010. On March 6, 2007, we entered into a $400 million 364-day revolving credit facility that expires on March 4, 2008. As of December 31, 2006 and as of the date hereof, no amounts were outstanding under either facility. See “Summary—Recent Developments.”

(2)          We have a $750 million commercial paper program under which we can issue commercial paper in the United States.

RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma as adjusted (1)
	Six Months		Six Months
	Ended	Year Ended	Ended
	December 31,	June 30,	December 31,	Year Ended June 30,
	2006	2006	2006	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges	7.04	5.51	9.52	7.64	11.92	9.44	9.00	6.02

(1)          Adjusted for $300.0 million of notes outstanding at a cost of 5.55% per annum and $300.0 million of notes outstanding at a cost of 6.00% per annum for the applicable period.

The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) by fixed charges. This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. and its consolidated subsidiaries. Fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

DESCRIPTION OF THE SENIOR NOTES

We will issue the 2017 Notes and the 2037 Notes under the Indenture, dated as of November 5, 1999 (the “Indenture”), between us and U.S. Bank Trust National Association, as successor in interest to State Street Bank and Trust Company, N.A., as Trustee. The Indenture is more fully described under the caption “Description of Securities” in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of our debt securities included in the accompanying prospectus under the caption “Description of Securities.” The 2017 Notes and the 2037 Notes, or together the notes, initially will be limited to an aggregate principal amount of $300,000,000 and $300,000,000, respectively, totaling $600,000,000. However, the Indenture does not limit the amount of additional debt that we may incur.  We may also “reopen” any series of debt securities and issue additional securities of that series, provided that debt securities of the same series must all have the same terms, including interest rate, maturity and covenants. In this section, “we,” “us” and “our” refer only to The Estée Lauder Companies Inc. and not to any of our subsidiaries.

General

The 2017 Notes and the 2037 Notes will bear interest at the annual rates stated on the cover page of this prospectus supplement. Interest on the notes will be payable on May 15 and November 15, beginning on November 15, 2007 and will accrue from May 1, 2007.  Interest will be paid to the holder of record at the close of business on the preceding May 1 and November 1, respectively, subject to certain exceptions. The 2017 Notes will mature on May 15, 2017.  The 2037 Notes will mature on May 15, 2037.

Defeasance

The defeasance provisions described under “Description of Securities—Legal Defeasance or Covenant Defeasance” in the accompanying prospectus will apply to the notes.

Denominations

The notes will be issued in book-entry form and will be represented by global certificates in denominations of $2,000 and integral multiples of $1,000, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company.

Ranking of Senior Notes

The notes will be our senior unsecured obligations and will rank equally in right of payment with each other and our other unsecured and unsubordinated obligations, including $250,000,000 aggregate principal amount of our 6% notes due 2012 and $200,000,000 aggregate principal amount of our 5.75% Senior Notes due 2033, each of which were issued under the Indenture. The notes will rank equally with all of our future unsecured indebtedness, except that the notes will be senior in right of payment to any subordinated indebtedness which states in its terms that it is subordinate to our senior debt securities.

Optional Redemption

The notes are redeemable, in whole or in part, at our option at any time at a redemption price equal to the Make-Whole Price. The “Make-Whole Price” means an amount equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) an amount equal to, as determined by an Independent Investment Banker, the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30 day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each registered holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portion thereof called for redemption. The notes are not entitled to any sinking fund.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) that is the same as the Comparable Treasury Price for such redemption date, plus 15 basis points in the case of the 2017 Notes and 20 basis points in the case of the 2037 Notes.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that (1) has the maturity comparable to the remaining term of the notes to be redeemed and (2) would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities with a maturity comparable to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Reference Treasury Dealer Quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (A) Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. (or their affiliates which are Primary Treasury Dealers) and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Certain Covenants

Purchase of Notes Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event (defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in multiples of $2,000 principal amount) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (defined below), but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed.  The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event.  To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

(1)       accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(2)       deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3)       deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly pay, from funds deposited by us for such purpose, to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any of the following:

(1)         the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries, taken as a whole, to any “person” (individually and as that term is used in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act), other than us or one of our wholly owned subsidiaries;

(2)         the adoption of a plan relating to our liquidation or dissolution;

(3)         the first day on which a majority of the members of our board of directors are not Continuing Directors;

(4)         the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (individually and as that term is used in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act), other than us, one of our wholly owned subsidiaries or Lauder Family Members, becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, and following such transaction or transactions, Lauder Family Members beneficially own less than 50% our Voting Stock, in each case, measured by voting power rather than number of shares; or

(5)         the consummation of a so-called “going private/Rule 13e-3 Transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which Lauder Family Members beneficially own, directly or indirectly, more than 50% of our Voting Stock, measured by voting power rather than number of shares.

Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a Change of Control if (a) pursuant to such transaction we become a wholly owned subsidiary of such holding company and (b) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction.

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

(1)         was a member of such board of directors on the first date that any of the notes were issued; or

(2)         was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Lauder Family Members” includes only the following persons:  (i) the estate of Mrs. Estee Lauder; (ii) each descendant of Mrs. Lauder (a “Lauder Descendant”) and their respective estates, guardians, conservators or committees; (iii) each “Family Controlled Entity” (as defined below); and (iv) the trustees, in their respective capacities as such, of each “Family Controlled Trust” (as defined below).  The term “Family Controlled Entity” means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members; (iii) any partnership if at least 80% of the value of its partnership interests are owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members.  The term “Family Controlled Trust” includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Lauder Descendants.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agency” means:

(1)         each of Moody’s and S&P; and

(2)         if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Limitation on Liens

We covenant that, so long as any of the notes remain outstanding, we will not, and will not permit any Consolidated Subsidiary, to create or assume any Indebtedness for money borrowed which is secured by a lien (as defined in the Indenture) upon any assets whether now owned or hereafter acquired, of ours or any such Consolidated Subsidiary without equally and ratably securing the notes by a lien ranking ratably with and equally to such secured Indebtedness for as long as such Indebtedness remains outstanding and is so secured, except that the foregoing restriction shall not apply to:

•       liens on assets of any corporation or other business entity existing at the time such person becomes a Consolidated Subsidiary;

•       liens on assets (including, without limitation, property, shares of stock or indebtedness) existing at the time of acquisition thereof, or to secure the payment of the purchase price of such assets, or to secure indebtedness incurred or guaranteed by us or a Consolidated Subsidiary for the purpose of financing the purchase price of such assets or improvements or construction thereon, which indebtedness is incurred or guaranteed prior to, at the time of or within 360 days after such acquisition, or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later;

•       liens securing indebtedness owed by any Consolidated Subsidiary to us or another wholly owned Subsidiary;

•       liens existing on the date of initial issuance of the notes;

•       liens on any assets of a corporation or other business entity existing at the time such entity is merged into or consolidated with us or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of such entity as an entirety or substantially as an entirety by us or a Subsidiary;

•       liens on any assets of ours or a Consolidated Subsidiary in favor of the United States of America or any state thereof, or in favor of any other country, or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price, or, in the case of real property, the cost of construction, of the assets subject to such liens, including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing;

•       any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any lien referred to in the foregoing, including the refinancing thereof without increase of the principal of the indebtedness secured by such lien (except to the extent of any fees or costs associated with any such extension, renewal or replacement);

•       certain liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature or other similar liens arising in the ordinary course of our or a Consolidated Subsidiary’s business, or certain liens arising out of government contracts;

•       certain pledges, deposits or liens made or arising under the worker’s compensation, unemployment insurance, social security benefits or similar legislation or in certain other circumstances;

•       certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards;

•       liens for certain taxes or assessments, landlord’s liens and liens and charges incidental to the conduct of the business or the ownership of our assets or those of a Consolidated Subsidiary, which were not incurred in connection with the borrowing of money and which do not, in our opinion, materially impair the use of such assets in the operation of our business or that of such Consolidated Subsidiary or the value of such assets for the purposes thereof; or

•       liens relating to accounts receivable of ours or any of our Subsidiaries which have been sold, assigned or otherwise transferred to another Person (as defined in the indenture) in a transaction classified as a sale of accounts receivable in accordance with generally accepted accounting principles, to the extent the sale by us or the applicable Subsidiary is deemed to give rise to a lien in favor of the purchaser thereof in such accounts receivable or the proceeds thereof.

Notwithstanding the above, we or any of our Consolidated Subsidiaries may, without securing the notes, create or assume any Indebtedness which is secured by a lien which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the Exempted Debt then outstanding at such time does not exceed 15% of our total assets on a consolidated basis as reflected on our then most recent publicly available consolidated balance sheet.

Limitation on Sale and Lease-Back Transactions

Sale and lease-back transactions, except such transactions involving leases for less than three years, by us or any Consolidated Subsidiary of any assets are prohibited unless (a) we or such Consolidated Subsidiary would be entitled to incur Indebtedness secured by a lien on the assets to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the notes, or (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition, or, in the case of real property, the construction, of assets or to the retirement of Indebtedness. The foregoing limitation will not apply, if at the time we or any Consolidated Subsidiary enters into such sale and lease-back transaction, and after giving effect thereto, Exempted Debt does not exceed 15% of our total assets on a consolidated basis.

“Attributable Debt” means in connection with a sale and lease-back transaction the lesser of (a) the fair value of the assets subject to such transaction, as determined by our board of directors, or (b) the present value of the obligations of the lessee for net rental payments during the term of any lease discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the debt securities of each series outstanding pursuant to the indenture and subject to limitations on sale and lease-back transaction covenants, compounded semi-annually in either case as determined by our principal accounting or financial officer.

“Consolidated Subsidiary” means any Subsidiary substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States of America whose financial statements are consolidated with our financial statements in accordance with generally accepted accounting principles, excluding any Subsidiary substantially all the assets of which consist of stock or other securities of any Subsidiary substantially all the property of which and substantially all the operations of which are conducted outside the United States.

“Exempted Debt” means the sum of the following as of the date of determination: (1) Indebtedness of ours and our Consolidated Subsidiaries incurred after the date of issuance of the Notes and secured by liens not permitted by the limitation on liens provisions, and (2) Attributable Debt of ours and our Consolidated Subsidiaries in respect of every sale and lease-back transaction entered into after the date of the issuance of the Notes, other than those permitted by the limitation on sale and lease-back provisions.

“Indebtedness” means all items classified as indebtedness on our then most recent publicly available consolidated balance sheet, in accordance with generally accepted accounting principles.

“Subsidiary” means any corporation, association, partnership, joint venture, limited liability company or other business entity of which at least a majority of the total voting power of the equity interests under ordinary circumstances for the election of the board of directors, managers or trustees thereof shall at the time be owned by us or by us and one or more Subsidiaries or by one or more Subsidiaries.

BOOK-ENTRY ISSUANCE

The notes will be issued in the form of one or more Global Notes (the “Global Notes”). The Global Notes will be deposited on the date of issuance with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”).

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Prospective purchasers are advised that the laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to such extent.

Book-Entry System

Investors may elect to hold interests in the Global Notes through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V, as operator of the Euroclear System (the “Euroclear System”), in Europe if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and the Euroclear System’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank, N.A. will act as depositary for the Euroclear System (in such capacities, the “U.S. Depositaries”).

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (the “DTC Participants”) deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

The Euroclear System advises that it was created in 1968 to hold securities for participants of the Euroclear System (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear System cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for the Euroclear System.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all notes represented by these certificates for all purposes under the notes and the Indenture governing the notes, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Except in the limited circumstances referred to below, owners of beneficial interests in global security certificates:

(1)         will not be entitled to have the notes represented by these global security certificates registered in their names; and

(2)         will not be considered to be owners or “Holders” of the global security certificates or any notes represented by these certificates for any purpose under the notes or the Indenture governing the notes.

All payments on the notes represented by the global security certificates and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

The information in this section concerning DTC, its book-entry system, Clearstream and the Euroclear System has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Exchange of Global Notes for Certificated Notes

We will issue the Global Notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for definitive note certificates upon request by or on behalf of DTC in accordance with customary procedures following the request of a beneficial owner seeking to exercise or enforce its rights under those notes. If we determine at any time that the notes shall no longer be represented by global security certificates, we will inform DTC of our determination, and DTC will, in turn, notify participants of their right to withdraw their beneficial interest from the global security certificates. If those participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificates. Any global security certificate, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates registered in the names directed by DTC. We expect that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security certificates.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and the Euroclear System, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream or the Euroclear System as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream or the Euroclear System as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or the Euroclear System cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Notes among participants of DTC, Clearstream and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

This section summarizes the material U.S. federal income and estate tax consequences to Non-U.S. Holders of the purchase, ownership and disposition of notes.  This summary deals only with notes that are held as capital assets by Non-U.S. Holders that purchase the notes in this offering at the public offering price set forth on the front cover of this prospectus supplement.  A “Non-U.S. Holder” is a beneficial owner of notes and is generally an individual, corporation, estate or trust other than:

•      an individual who is a citizen or resident of the United States;

•      a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•      an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•      a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  Special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation” or “passive foreign investment company,” as defined under the Internal Revenue Code of 1986, as amended (the “Code”), and to certain expatriates or former long-term residents of the United States.  If you fall within any of the foregoing categories, you should consult your own tax advisor to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to you.

This summary does not describe all of the U.S. federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of notes by a prospective Non-U.S. Holder in light of that investor’s particular circumstances.  In addition, this summary does not address alternative minimum taxes or state, local or foreign taxes.

This section is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect.

Please consult your own tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

U.S. Federal Withholding Tax

Subject to the discussion below concerning backup withholding, U.S. federal withholding tax will not apply to any payment of principal or interest on the notes under the “portfolio interest” exception of the Code, provided that:

•      you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•      you are not a controlled foreign corporation that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•      interest on the notes is not effectively connected with the conduct of a trade or business by you within the United States; and

•      (a) you provide your name, address and certain other information on an Internal Revenue Service Form W-8BEN (or a suitable substitute form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships and certain certification requirements are satisfied.

Interest payments that are effectively connected with the conduct of a trade or business by you within the United States (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you) are not subject to the U.S. federal withholding tax if you satisfy certain certification requirements, but instead are subject to U.S. federal income tax, as described below.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax unless a tax treaty applies or the interest payments are effectively connected with the conduct of a U.S. trade or business.  If a tax treaty applies to you, you may be eligible for a reduced rate of withholding.  In order to claim any exemption from or reduction in the 30% withholding tax, you should provide a properly executed Internal Revenue Service Form W-8BEN (or suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or a properly executed Internal Revenue Service Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by you in the United States), you will be subject to U.S. federal income tax (but not withholding tax assuming a properly executed Form W-8ECI (or suitable substitute form) is provided) on such interest on a net income basis in generally the same manner as if you were a U.S. person.  In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Any gain realized from (or accrued interest treated as received in connection with) the disposition of a note will generally not be subject to U.S. federal income tax unless:

•      such gain or accrued interest is effectively connected with your conduct of a trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by you) (in which case you will be subject to U.S. federal income tax on such gain or accrued interest on a net income basis in generally the same manner as if you were a U.S. person);

•      in the case of disposition proceeds representing accrued interest, you cannot satisfy the requirements of the “portfolio interest” exception described above (in which case you will be subject to U.S. federal income tax on such accrued interest at a flat 30% rate (or, if a tax treaty applies, at such lower rate as provided); or

•      you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though you are not considered a resident alien under the Internal Revenue Code).

U.S. Federal Estate Tax

If you are an individual and are not a U.S. citizen or a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, your notes generally will not be subject to the U.S. federal estate tax, unless, at the time of your death:

•      you actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations; or

•      interest on your notes is effectively connected with your conduct of a trade or business within the United States.

Backup Withholding and Information Reporting

Unless you are an exempt recipient, such as a corporation, interest payments on the notes may be subject to U.S. federal information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if you fail to comply with applicable U.S. information reporting or backup withholding certification requirements.  The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the U.S. federal information reporting and backup withholding tax as well.  However, we or our paying agent may be required to report to the U.S. Internal Revenue Service (“IRS”) and you payments of interest on the notes and the amount of tax, if any, withheld with respect to those payments.  Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from the disposition of your notes may be subject to U.S. federal information reporting and backup withholding.  If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. federal backup withholding and information reporting requirements generally will not apply to that payment.  However, U.S. federal information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that you are not a U.S. person and certain other conditions are met or you otherwise establish an exemption.  If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. federal backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are not a U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are a U.S. person or the conditions of any other exemption are not, in fact, satisfied.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.  Any amounts so withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided you timely furnish the required information to the IRS.

The preceding discussion of certain material U.S. federal income and estate tax consequences is general information only and is not tax advice.  Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of purchasing, holding or disposing of notes, including the applicability and effect of any state, local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of 2017 Notes	Principal Amount of 2037 Notes
Citigroup Global Markets Inc.	$99,000,000	$99,000,000
J.P. Morgan Securities Inc.	99,000,000	99,000,000
BNP Paribas Securities Corp.	30,000,000	30,000,000
Goldman, Sachs & Co.	18,000,000	18,000,000
HSBC Securities (USA) Inc.	18,000,000	18,000,000
Lazard Capital Markets LLC	18,000,000	18,000,000
Greenwich Capital Markets, Inc.	18,000,000	18,000,000
Total	$300,000,000	$300,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the 2017 Notes and 0.500% of the principal amount of the 2037 Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the 2017 Notes and 0.250% of the principal amount of the 2037 Notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which  the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

•       to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•       in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Revenant Member State.

Each underwriter has further represented, warranted and agreed that:

•       it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom;

•       (1) it has not offered or sold and will not offer or sell notes in Hong Kong SAR by means of this prospectus supplement or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus supplement, any other offering material or any advertisement, invitation or document relating to the notes, otherwise than with respect to notes intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

•       the notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the notes in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

•       this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by us
Per 2017 Note	0.650%
Per 2037 Note	0.875%
Total	$4,575,000

In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the expenses for this offering payable by us, other than underwriting discounts and commissions, will be $940,000. The underwriters have agreed to reimburse us for certain of our expenses.

The underwriters perform and have performed commercial and investment banking and advisory services for us from time to time for which they receive and have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they will receive fees and expenses. Because NASD members participating in this offering and their affiliates and associated persons may receive more than 10% of the net offering proceeds, the offering is being conducted in accordance with NASD Conduct Rule 2710(h).

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes on behalf of us. Various legal matters relating to the offering will be passed on for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of The Estée Lauder Companies Inc. as of June 30, 2006 and 2005, and for each of the years in the three-year period ended June 30, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports refer to the adoption of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment,” effective July 1, 2005.

PROSPECTUS

$750,000,000

THE ESTÉE LAUDER COMPANIES INC.

DEBT SECURITIES

We may from time to time offer to sell our debt securities. The debt securities may consist of debentures, notes or other types of debt.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Investing in the debt securities involves risks. See “Item 1A—Risk Factors” beginning on page 12 of our annual report on Form 10-K for the year ended June 30, 2006, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2007

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

Unless otherwise indicated, references to “we,” “us,” “our” and “our company” are to The Estée Lauder Companies Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our filings with the SEC are also available in the “Investors” section of our website on the Internet at www.elcompanies.com. However, except for our filings with the SEC that are incorporated by reference into this prospectus, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)):

•       Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006;

•       Our Quarterly Reports on Form 10-Q and Form 10-Q/A for the fiscal quarters ended September 30, 2006 and December 31, 2006;

•       Our Current Reports on Form 8-K filed on March 6, 2007, October 27, 2006, October 25, 2006, September 25, 2006, September 22, 2006, September 12, 2006, August 16, 2006 and July 14, 2006; and

•       Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Investor Relations Department, The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York, 10153, Telephone No. (800) 308-2334.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this prospectus and the documents we incorporate by reference in this prospectus and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases “will likely result,” “expect,” “believe,” “planned,” “may,” “should,” “could,” “anticipate,” “estimate,” “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1)         increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2)         our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our core brands, including gift with purchase, and in our fragrance business;

(3)         consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers;

(4)         destocking by retailers;

(5)         the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6)         shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7)         social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8)         changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9)         foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10)  changes in global or local conditions, including those due to natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers or suppliers, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11)  shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the upcoming implementation of SAP as part of our strategic modernization initiative at our Aveda manufacturing facility;

(12)  real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13)  changes in product mix to products which are less profitable;

(14)  our ability to acquire, develop or implement new information and distribution technologies, including those related to our strategic modernization initiative, on a timely basis and within our cost estimates;

(15)  our ability to capitalize on opportunities for improved efficiency, such as publicly-announced cost-savings initiatives and the success of Stila under new ownership, and to integrate acquired businesses and realize value therefrom;

(16)  consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17)  the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18)  additional factors as described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

We assume no responsibility to update forward-looking statements made herein or otherwise.

THE COMPANY

The Estée Lauder Companies Inc., founded in 1946 by Estée and Joseph Lauder, is one of the world’s leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 130 countries and territories under the following well-recognized brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, Rodan + Fields, American Beauty, Flirt!, Good Skin™ and Grassroots. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan, Michael Kors, Tom Ford, Sean John, Missoni and Daisy Fuentes brand names. Each brand is distinctly positioned within the market for beauty products.

We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our prestige products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 20,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and prestige salons and spas. In addition, our products are sold in freestanding company-owned stores and spas, our own and authorized retailer web sites, stores on cruise ships, television direct marketing, in-flight and duty-free shops and certain fragrances are sold in self-select outlets. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands.

We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are directors, executive officers and/or employees, beneficially own, directly or indirectly, as of March 31, 2007, shares of Class A Common Stock and Class B Common Stock having approximately 89.2% of the outstanding voting power of the Common Stock.

Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. Our telephone number is (212) 572-4200.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any debt securities that may be offered hereby for our general corporate purposes, which may include repayment of indebtedness, acquisitions, working capital, capital expenditures and repurchases of our Class A Common Stock. Pending any specific application, we may initially invest funds in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended December 31,	Year Ended June 30,
	2006	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	9.52	7.64	11.92	9.44	9.00	6.02

The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) by fixed charges. This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

DESCRIPTION OF SECURITIES

We may offer the debt securities from time to time as senior debt or subordinated debt. The debt securities will be issued under the indenture dated as of November 5, 1999 between us and U.S. Bank Trust National Association, as successor in interest to State Street Bank and Trust Company, N.A., as trustee (the “Trustee”). The terms of the indenture are also governed by certain provisions of the Trust Indenture Act of 1939.

The debt securities may be issued from time to time in one or more series. The particular terms of each series which is offered by a prospectus supplement will be described in the related prospectus supplement. In January 2002, we issued $250.0 million aggregate principal amount of our 6% Senior Notes due 2012 under the indenture. In September 2003, we issued $200.0 million aggregate principal amount of our 5.75% Senior Notes due 2033 under the indenture.

We have summarized the material terms of the indenture below. The indenture has been filed as an exhibit to the registration statement. See “Where You Can Find More Information.”  You should read the indenture for provisions that may be important to you. Whenever we refer in this prospectus or in the related prospectus supplement to particular sections or defined terms contained in the indenture, those sections or defined terms are incorporated by reference in this prospectus or the related prospectus supplement, as applicable.

General

The indenture provides that debt securities in separate series may be issued by us from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture. The debt securities will be unsecured obligations of our company.

A prospectus supplement will set forth the following terms of, and information relating to, the debt securities:

(1)         the title of the debt securities;

(2)         whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination terms relating to those securities;

(3)         whether any of our subsidiaries will provide guarantees of the debt securities;

(4)         the aggregate principal amount of the debt securities (or principal amount at maturity);

(5)         the dates on which the principal amount of the debt securities will be payable;

(6)         the interest rate, if any, which the debt securities will bear and the interest payment dates for the debt securities  (or the date on which the debt securities accrete interest);

(7)         the places where payments on the debt securities will be payable;

(8)         any terms upon which the debt securities may be redeemed, in whole or in part, at our option;

(9)         any provisions that would obligate us to deposit money in an account for the benefit of the holders of the debt securities for payments of principal and interest on the debt securities or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

(10)  the portion of the principal amount, if less than all, of the debt securities which will be payable upon declaration of acceleration of the maturity of the debt securities;

(11)  whether the debt securities are defeasible;

(12)  any addition to or change in the events of default;

(13)  the date or dates on which the debt securities may be converted or exchanged at the option of the holder into other securities of our company;

(14)  any addition to or change in the covenants in the indenture applicable to any of the debt securities; and

(15)  any other material terms of the debt securities not inconsistent with the provisions of the indenture.

If a series of debt securities is denominated in a currency or currency unit other than U.S. dollars, the prospectus supplement will specify the denomination in which the debt securities will be issued and the coin or currency in which the principal and any premium or interest on those debt securities will be payable. In addition, special U.S. federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

The debt securities may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement.

Form, Exchange and Transfer

The debt securities of each series may be issued in fully registered or bearer form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples of $1,000.

Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange or for registration of transfer, endorsed or with the form of transfer endorsed on the securities executed, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with that transfer or exchange. The security registrar or transfer agent will make the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. The security registrar and/or transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We will always be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we decide to partially redeem the debt securities of any series (or of any series and specified terms), we will not be required to issue, register the transfer of or exchange those debt securities being redeemed during a period beginning at the opening of business 15 days before the day of selection for redemption of debt securities of that series and ending at the close of business on the day we mail the notice of redemption with respect to those debt securities selected for redemption.

We will describe any material U.S. federal income tax consequences specifically applicable to any debt securities and/or their plan of distribution in the prospectus supplement relating to those debt securities.

Merger, Consolidation and Sale of Assets

The indenture provides that we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any Person (as defined in the indenture), unless:

(1)         the successor Person, if any, is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of the United States and assumes our obligations on the debt securities and under the indenture;

(2)         immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

(3)         certain other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met.

These provisions apply only to a merger or consolidation in which we are not the surviving corporation and to sales, conveyances, leases and transfers by us as transferor or lessor.

If we consolidate with or merge into any other Person or we sell, convey, transfer or lease our properties and assets substantially as an entirety to any Person in accordance with the preceding paragraph, the successor Person formed by the consolidation or merger or to which the sale, conveyance, transfer or lease is made will be substituted for us under the indenture with the same effect as if the successor Person had originally executed the indenture. In the event of any conveyance or transfer other than in the case of a lease, we will be discharged of all of our obligations and covenants under the indenture and the debt securities.

An assumption of our obligations on the debt securities and under the indenture by any successor Person might be deemed for U.S. federal income tax purposes to cause an exchange of the debt securities for new debt securities by the beneficial owners thereof, resulting in recognition of gain or possible loss for such purposes and possibly other adverse tax consequences to the beneficial owners. You should consult your tax advisors regarding the tax consequences of such an assumption.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

(1)         failure to pay any interest on any debt securities of that series when due for a continuous period of 60 days, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

(2)         failure to pay principal of, or any premium on, any debt security of that series when due, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

(3)         failure to perform any of our covenants, or a breach of any of our warranties, in the indenture, other than a covenant  included in the indenture solely for the benefit of a series other than that series, for a continuous period of 90 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture;

(4)         certain events of bankruptcy, insolvency or reorganization affecting us; and

(5)         any other event of default provided with respect to debt securities of that series.

If an event of default described in clauses (1) through (3) or (5) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of the debt securities of that series to be due and payable immediately. If the debt security is an original issue discount debt security or the principal amount of the debt security is not then determinable, that portion of the principal amount of the debt security, or other amount instead of the principal amount, as may be specified in the terms of the debt security will become due and payable immediately.

If an event of default described in clause (4) above with respect to the debt securities of any series at the time outstanding shall occur and be continuing, the principal amount of, and any interest accrued on, all the debt securities of that series, or, in the case of any original issue discount security or other debt security, the specified amount, will automatically, and without any action by the Trustee or any holder, become immediately due and payable.

After any acceleration, but before a judgment or decree based on that acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal or interest, or other specified amount, have been cured or waived as provided in the indenture.

Subject to the sections of the indenture relating to the duties of the Trustee, if an event of default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless those holders shall have offered to the Trustee reasonable indemnity. Subject to the provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy provided by the indenture, unless:

(1)         the holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2)         the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and those holders have offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

(3)         the Trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, within 60 days after that notice, request and offer.

These limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on a debt security on or after the applicable due date specified in the debt security.

Within 90 days after any default with respect to debt securities of any series, the Trustee will transmit in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of those defaults known to the Trustee, unless a default shall have been cured or waived. In the case of a default in the payment of the principal of, or any premium on, or interest on any debt securities of that series, or in the payment of any installment into a separate account established for the payment of principal and interest on debt securities of any series with respect to debt securities of that series, the Trustee will be protected in withholding this notice if and so long as the Trustee in good faith determines that the withholding of the notice is in the interest of the holders of debt securities of the applicable series.

We are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate of our compliance with all of the conditions and covenants under the indenture.

Modification and Waiver

The indenture provides that modifications and amendments may be made by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. We may not make any of the following modifications or amendments to the indenture without the consent of the holder of each outstanding debt security affected by the modification or amendment:

(1)         change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2)         reduce the principal amount of, or any premium or interest on, any debt security;

(3)         reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of that security;

(4)         change the place or currency of payment of principal of, or any premium or interest on, any debt security;

(5)         impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(6)         in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

(7)         except as provided in the indenture, release the subsidiary guarantee of a subsidiary guarantor;

(8)         reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

(9)         reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

(10)  modify those provisions with respect to modification and waiver.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive our compliance with certain restrictive provisions of the indenture and may waive certain past defaults under the indenture. Those holders may not waive a default in the payment of principal, premium or interest on the debt securities and may not waive our compliance with certain covenants and provisions of the indenture without the consent of the holder of each outstanding debt security of any series affected.

Legal Defeasance or Covenant Defeasance

The indenture provides that we may elect, at any time, to terminate all of our obligations under the debt securities of a particular series and the indenture, except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series and to maintain a registrar and paying agent in respect of the debt securities of that series. We refer to this as “legal defeasance.” We may also elect, at any time, to terminate our obligations under certain material covenants with respect to a particular series of debt securities. We refer to this as “covenant defeasance.”

In order to exercise our defeasance options with respect to debt securities of any series, we must irrevocably deposit in trust for the benefit of the holders of those debt securities money or certain U.S. government obligations, or both, for the payment of principal of, premium, if any, and interest on those debt securities of that series to maturity or redemption. We must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that the holders and beneficial owners of those debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred. In the case of a legal defeasance, the opinion must refer to and be based on (a) our receipt from, or the publication by, the U.S. Internal Revenue Service of a ruling, or (b) a change in the applicable U.S. federal income tax law since the date of the indenture.

Satisfaction and Discharge

The indenture provides that we may request the Trustee to execute proper instruments acknowledging satisfaction and discharge of the indenture with respect to any series of debt securities when:

(1)         either:

(A)       all previously authenticated and delivered debt securities of the series to be discharged have been delivered to the Trustee for cancellation, other than the following debt securities:

(a)           securities in bearer form surrendered for exchange for “registered securities” and maturing after the exchange, whose surrender is not required or has been waived, as provided in the indenture,

(b)          debt securities which have been destroyed, lost or stolen and which have been replaced or paid, as provided in the indenture,

(c)           coupons appertaining to debt securities called for redemption and maturing after the relevant redemption date, whose surrender has been waived, as provided in the indenture, and

(d)          debt securities for whose payment money has been deposited in trust with the Trustee or any paying agent or segregated and held in trust by us but was returned to us prior to cancellation, as provided in the indenture;

or

(B)        all debt securities of the series to be discharged:

(a)           have become due and payable,

(b)          will become due and payable at their stated maturity within one year, or

(c)           if redeemable at our option, are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense, and we, in the case of (B)(a), (b) or (c) above, have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount, in the currency in which the debt securities of the series to be discharged are payable or in U.S. government obligations, sufficient to pay and discharge the entire indebtedness on any debt securities still outstanding, for principal, any premium, and interest to the date of the deposit, in the case of debt securities which have become due and payable, or to the stated maturity or redemption date; and

(2)         we have paid or caused to be paid all other sums payable by us under the indenture; and

(3)         we have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the indenture as to the series to be discharged have been satisfied.

Governing Law

The indenture is, and the debt securities will be, governed by and construed in accordance with the laws of the State of New York. The indenture is subject to the provisions of the Trust Indenture Act that are required to be a part of the indenture and shall, to the extent applicable, be governed by those provisions.

LEGAL MATTERS

The validity of the debt securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of The Estée Lauder Companies Inc. as of June 30, 2006 and 2005, and for each of the years in the three-year period ended June 30, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports refer to the adoption of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment,” effective July 1, 2005.

$600,000,000

The Estée Lauder Companies Inc.

$300,000,000 5.550% Senior Notes due 2017
$300,000,000 6.000% Senior Notes due 2037

PROSPECTUS SUPPLEMENT

April 26, 2007

Joint Book-Running Managers

Citi	JPMorgan

Co-Managers

BNP PARIBAS
Goldman, Sachs & Co.	HSBC
Lazard Capital Markets	RBS Greenwich Capital